FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004
Commission File Number 1-31318

Gold Fields Limited (Translation of registrant’s name into English) 24 St. Andrews Rd. Parktown, 2193 South Africa (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE Q2 F2004 RESULTS
Quarter Ended 31 December 2003
-Unaudited-

STOCK DATA

Number of shares in issue
- at 31 December 2003		491,147,202
- average for the quarter		484,511,921
Free Float		100%
ADR Ratio		1:1
Bloomberg / Reuters		GFISJ / GFLJ.J

JSE SECURITIES EXCHANGE SOUTH AFRICA– (GFI)

Range - Quarter		ZAR81.90 – ZAR105.01
Average Volume - Quarter		1,447,300 shares / day

NYSE – (GFI)

Range - Quarter		US$12.32 – US$15.33
Average Volume - Quarter		1,565,600 shares / day

INVESTOR RELATIONS

Europe & South Africa
Willie Jacobsz		Nerina Bodasing
Tel:	+27 11 644-2460	Tel:	+27 11 644-2630
Fax:	+27 11 484-0639	Fax:	+27 11 484-0639
E-mail:		investors@goldfields.co.za
North America
Cheryl A. Martin
Tel:		+1 303 796-8683
Fax:		+1 303 796-8293
E-mail:		camartin@gfexpl.com
www.goldfields.co.za		www.gold-fields.com

Second Quarter Headline Earnings increased 52 per cent
to R249 million (US$36 million)

JOHANNESBURG. 29 January 2004 – Gold Fields Limited (NYSE & JSE: GFI) today announced December 2003 quarter net earnings of R277 million (57 cents per share) compared to net earnings of R421 million (89 cents per share) in the September 2003 quarter and R817 million (173 cents per share) for the December quarter in 2002. In US dollar terms the December 2003 quarter net earnings were $42 million (US$0.09 per share) compared with $57 million (US$0.12 per share) in the September 2003 quarter and $83 million (US$0.18 per share) for the December quarter in 2002. Second quarter highlights included:

· Attributable gold production of 1.05 million ounces achieved, ahead of the September quarter.

· Total cash costs decreased 1 per cent in rand terms to R66,991 per kilogram and increased 9 per cent in US dollar terms to $308 per ounce.

· Operating profit of R545 million (US$80 million), 4 per cent down in rand terms from the previous quarter as a result of the lower rand gold price. In US dollar terms a 5 per cent improvement was achieved.

· Global diversification continues with value adding acquisitions in both China and South America.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

“During the December quarter all operations performed satisfactorily and to expectation, with the exception of Driefontein which was adversely affected by fires at 4 west and 5 west shafts in the high grade areas. Fortunately, the fires have now been contained and Driefontein is expected to return to planned performance levels over the next two quarters.”

“In line with the previously stated desire to deal with a firmer yet volatile rand operating environment, this quarter has been characterised by a reduction in lower grade mining, an increase in old gold recovery and a critical review in cost expenditures all aimed at increasing margins during this challenging period. The company is on target to reposition the South African assets by the end of the March quarter, but benefits have already been seen at the various mines.”

“We are pleased with the response to the international placing of US$225 million concluded during the December quarter as this provides funds for both organic growth and acquisitions.”

SA Rand					Salient features			US Dollars
Six months to		Quarter						Quarter			Six months to
Dec 2002	Dec 2003	Dec 2002	Sept 2003	Dec 2003				Dec 2003	Sept 2003	Dec 2002	Dec 2003	Dec 2002
69,093	64,779	33,930	32,299	32,480	kg	Gold produced*	oz (000)	1,045	1,038	1,091	2,083	2,221
61,528	67,277	61,853	67,566	66,991	R/kg	Total cash costs	$/oz	308	282	197	295	190
21,271	23,137	10,560	11,497	11,640	000	Tons milled	000	11,640	11,497	10,560	23,137	21,271
102,808	85,511	100,969	86,184	84,842	R/kg	Revenue	$/oz	390	360	321	375	318
223	203	222	204	202	R/ton	Operating costs	$/ton	30	27	23	29	22
2,897	1,114	1,319	570	545	Rm	Operating profit	$m	80	77	136	157	288
1,359	699	817	421	277	Rm	Net earnings	$m	42	57	83	98	135
288	146	173	89	57	SA c.p.s.		US c.p.s.	9	12	18	21	29
1,255	413	714	164	249	Rm	Headline earnings	$m	36	22	72	58	125
266	86	151	35	51	SA c.p.s.		US c.p.s.	7	5	15	12	26
1,309	247	574	136	111	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	17	18	59	35	130
278	52	122	29	23	SA c.p.s.		US c.p.s.	3	4	13	7	28
*Attributable – All companies wholly owned except for Ghana (71.1%).

Overview

In line with expectations, earnings were lower than the September 2003 quarter, at R277 million (US$42 million). This is due to the stronger rand and a reduction in exceptional earnings, arising mainly from the profit on the sale of certain mineral rights and associated assets to AngloGold included in the September quarter. The sale of these mineral rights bolstered earnings by R240 million (US$32 million) in the September quarter.

The Group’s attributable gold production for the December quarter at 1.045 million ounces is marginally above the September quarter. The decrease at Driefontein, due to the 4 west and 5 west fires, was offset by increased production at the other operations.

Total cash costs in the December quarter decreased marginally from R67,566 per kilogram to R66,991 per kilogram due to the increased production and stronger rand. The increase in US dollar terms was 9 per cent from US$282 per ounce to US$308 per ounce due to the rand strengthening 9 per cent from R7.44 to R6.76 to the US dollar.

Health and safety

During the quarter the lost day injury frequency rate at the South African operations improved from 15.8 to 15.4, the serious injury frequency rate regressed from 7.2 to 7.9 and the fatal injury frequency rate regressed from 0.31 to 0.34. Management is disappointed with this regression from what has previously been an improving trend. All efforts are being directed towards reversing this phenomenon.

Financial Review
Quarter ended 31 December 2003 compared to quarter ended 30 September 2003

REVENUE

Revenue is marginally lower than the previous quarter due to a lower rand gold price as a consequence of a 9 per cent strengthening of the average rand/US dollar exchange rate from 7.44 in the September 2003 quarter to 6.76 this quarter. The US dollar gold price of US$390 per ounce was however 8 per cent higher than the US$360 per ounce achieved in the September quarter. The resultant rand gold price of R84,842 per kilogram is thus 2 per cent lower than the R86,184 per kilogram achieved last quarter. The lower gold price was partly offset by the higher gold sales at 34,451 kilograms (1,108,000 ounces) as compared to 34,257 kilograms (1,101,000 ounces) last quarter. This resulted in revenue of R2,923 million (US$431 million) compared to R2,952 million (US$397 million) last quarter.

OPERATING COSTS

Operating costs at R2,355 million (US$347 million) for the quarter were less than 1 per cent higher than the previous quarter’s costs of R2,342 million (US$315 million). At the South African operations, costs increased 1 per cent compared to the previous quarter. This was mainly due to the additional costs at Driefontein, due to the opening up of additional areas as a result of the underground fires. Costs at Kloof and Beatrix were unchanged from last quarter despite increases in production. At the international operations costs were flat in rand terms at R655 million (US$96 million) for the quarter.

OPERATING PROFIT MARGIN

The net effect of the lower revenue and marginally higher costs, partly offset by a lower gold in process charge resulting from a reduced net release of inventory at the international operations, was a decrease in operating profit from R570 million (US$77 million) in the September quarter to R545 million (US$80 million) this quarter.

The operating margin for the Group remained at 19 per cent for the current quarter. This is despite a decline in margins at the South African operations from 11 per cent in the previous quarter to 7 per cent in the current quarter. The decline at the South African operations resulted from reduced production levels at Driefontein and the lower rand gold price. The margin at the international operations increased from 34 per cent last quarter to 38 per cent this quarter, with all operations showing an improvement.

AMORTISATION

Amortisation was slightly higher than the previous quarter at R308 million (US$45 million), in line with the increased production.

FINANCIAL INSTRUMENTS AND DEBT

The Australian dollar once again strengthened against the US dollar, from 68.14 US cents at the end of the September quarter to 73.41 US cents at the end of the current quarter. Outstanding debt at the Australian operations reduced from US$19 million at the end of the September quarter to US$11 million by the end of December. A small loss on the debt, net of cash in Australia of R5 million (US$1 million) due to the revaluation of cash balances in US dollars, was offset by an exchange gain of R65 million (US$9 million) on funds held offshore arising from the share issue last quarter. The net result is an exchange gain of R60 million (US$8 million) for the quarter.

As previously reported, the Australian operations established currency financial instruments to protect their underlying cash flows against a possible strengthening of the Australian dollar against the United States dollar. At the quarter end, US$288 million was outstanding under these instruments. Gains on these financial instruments amounted to R143 million (US$20 million) in the current quarter compared to R68 million (US$9 million) in the previous quarter. At the end of the December quarter, the marked to market value of these US dollar/Australian dollar financial instruments was a positive R706 million (US$103 million).

The gain on the above financial instruments was partially offset by an unrealised loss of R23 million (US$3 million) on the SA rand/US dollar forward cover of US$50 million. These forward purchases are to hedge the Group’s commitment in respect of the Tarkwa mill and owner mining projects approved at US$159 million, to the extent that these projects are funded from South African sources. During the quarter US$10 million was purchased in addition to the US$40 million held at the end of the September quarter. In the September quarter the unrealised loss amounted to R32 million (US$4 million). The weighted average forward rate in respect of the forward cover is R8.4264 to the US dollar and maturity is on 3 June 2004. The marked to market value of this forward purchase at the end of the quarter was a negative R64 million (US$9 million negative).

On 7 January 2004, Gold Fields Australia entered into equal and opposite transactions regarding the Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million has already been accounted for up until the end of December 2003. In addition, in order that the Group is able to participate in further Australian dollar appreciation a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a cost of US$8.3 million, which was also deferred to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/AU$.

Details of the financial instruments are provided on page 11 of this report.

EXPLORATION AND OTHER

Exploration decreased, from R55 million (US$7 million) in the September quarter to R35 million (US$5 million) in the December quarter largely as a result of timing of certain expenditures.

EXCEPTIONAL ITEMS

Profit before taxation and exceptional items increased 29 per cent to R370 million (US$54 million) compared to R287 million (US$39 million) posted in the September 2003 quarter. This was mainly due to the gain on financial instruments, described earlier, partly offset by interest paid on short term borrowings, which resulted in a cost of R15 million in the current quarter compared to an income last quarter of R21 million (US$3 million). Exceptional items amounted to R31 million (US$6 million) and includes the sale of the remaining shares in both Chesapeake Gold Corporation (360,000) and Orezone Resources Inc. (2,186,500) together with 226,000 shares in Radius Exploration Ltd. (8 per cent of our holding), 848,000 (64 per cent of our holding) held in Committee Bay Resources Ltd. and 245,000 Harmony Shares (20 per cent of our holding). The exceptional

1	Q2F2004

gain in the September quarter related to the sale of mineral rights and associated assets at Driefontein and the sale of investments, which amounted to R205 million (US$28 million).

TAXATION

Taxation at R84 million (US$12 million) compared to R37 million (US$5 million) for the previous quarter. This is due to higher gains on the financial instruments and the deferred tax release last quarter as a result of the Driefontein sale of mineral rights and associated assets of R53 million. The South African operations are currently not in tax paying positions due to reduced profits and high capital expenditure.

EARNINGS

As a result of the above net earnings, after accounting for minority interests, were R277 million (US$42 million) or 57 SA cents per share (US$0.09 per share), compared to R421 million (US$57 million) or 89 SA cents per share (US$0.12 per share) in the previous quarter.

Headline earnings i.e. net earnings less the net after tax effect of asset sales and the sale of investments, amounted to R249 million (US$36 million) compared to R164 million (US$22 million) last quarter. The main reason for this increase is the higher gains on foreign debt and cash together with the higher gains on financial instruments. Headline earnings per share increased from 35 SA cents (US$0.05) to 51 SA cents (US$0.07) over the same period.

Earnings, excluding exceptional items as well as the net gains on financial instruments and foreign debt net of cash after taxation, amounted to R110 million (US$17 million) or 23 SA cents per share (US$0.03 per share) as compared to R136 million (US$18 million) or 29 SA cents per share (US$0.04 per share) achieved last quarter.

CASH FLOW

Operating cash flow for the quarter was R677 million (US$96 million), compared to operating cash flow in the September quarter of R32 million (US$4 million). The increase is mainly due to the positive change in working capital of R297 million (US$39 million), due to a decrease in gold debtors, and a decrease in tax payments of R253 million (US$32 million), both of these due to timing.

Capital expenditure was R662 million (US$97 million) as compared to R553 million (US$74 million) in the September 2003 quarter. The increase is mainly due to the Tarkwa mill project, which accounted for an increase of R80 million (US$12 million). R252 million (US$39 million) was expended at the South African operations. A significant portion of this expenditure was directed at the major projects with R54 million at the 1E and 5E shafts at Driefontein, R42 million at Kloof 4 shaft and R46 million at Beatrix 3 shaft. Major projects are still forecast to be in line with approved votes. The Australian operations incurred capital expenditure of R143 million (A$27 million), the majority on development of existing projects and exploration to increase the ore reserve base at those operations. At the Ghanaian operations, capital expenditure amounted to R194 million (US$29 million), the majority at Tarkwa on the mill project.

Net cash inflow for the quarter was R1,437 million (US$198 million) after taking account of the above as well as external loan repayments of R103 million (US$15 million) and the proceeds from an offshore private placement of 17.25 million shares finalised during the quarter, which amounted to US$217 million (R1,489 million). The cash balance at the end of the December 2003 quarter was R1,104 million (US$161 million) as compared to a deficit of R279 million (US$39 million) at the end of the September 2003 quarter. Debt at the end of December was R101 million (US$15 million) as compared to R211 million (US$29 million) at the end of September 2003. The majority of these loans have since been repaid.

Quarter ended 31 December 2003 compared to quarter ended 31 December 2002

Attributable gold production decreased to 1,045,000 ounces in the December 2003 quarter compared to 1,091,000 ounces in the December 2002 quarter. The decrease in production was due to the sale of St Helena effective 30 October 2002 and the lower grades encountered at the South African operations. This was partly offset by the excellent results achieved at the international operations, where attributable production year on year is up 15 per cent from 300,000 ounces to 346,000 ounces.

Revenue decreased 19 per cent in rand terms (increased 16 per cent in US dollar terms) from R3,607 million (US$370 million) to R2,923 million (US$431 million). This was due to a reduction in the rand gold price achieved from R100,969 per kilogram (US$321 per ounce) in the December 2002 quarter to R84,842 per kilogram (US$390 per ounce) in the December 2003 quarter and the lower production. Operating costs were virtually unchanged in rand terms. Operating cost increases at the South African operations of R117 million (US$88 million) were offset by the impact of converting costs at the international operations into South African rand at a stronger R/US dollar exchange rate than the corresponding quarter in the previous year. The average exchange rate strengthened from R9.77 to the US dollar in the December 2002 quarter to R6.76 in the current quarter. In US dollars the increase in cost of US$107 million was due to the 30 per cent stronger rand.

Operating profit at R545 million (US$80 million) for the December 2003 quarter compares to R1,320 million (US$136 million) for the December 2002 quarter. After including the sale of St Helena in last December’s results and the lower interest received due to interest paid this quarter on short term borrowings, profit before tax at R370 million is one third of that achieved in the December 2002 quarter.

Earnings decreased from R817 million (US$83 million) in the December 2002 quarter to R277 million (US$42 million) in the current quarter.

Six months ended 31 December 2003 compared to six months ended 31 December 2002

Attributable gold production decreased 6 per cent from 2,221,000 ounces to 2,083,000 as a result of lower grades at the South African operations and the sale of St Helena. This was partly offset by the increased production from the international operations.

Revenue decreased by 22 per cent in rand terms (increased 10 per cent in US dollar terms) from R7,570 million (US$752 million) to R5,875 million (US$828 million) due to the decrease in production and the decrease in the gold price from R102,808 per kilogram (US$318 per ounce) to R85,511 per kilogram (US$375 per ounce) for the six months ended 31 December 2003.

Operating costs decreased 1 per cent when compared to the prior year at R4,697 million (US$662 million) mainly due to the translation of costs at the international operations at a 29 per cent stronger rand, which strengthened from R10.07 to R7.10 to the dollar over this period.

Operating profit at R1,114 million (US$157 million) compares to R2,897 million (US$288 million) achieved in the six months to December 2002. After accounting for the gains on financial instruments of R156 million (US$22 million) and foreign debt net of cash of R61 million (US$9 million), profit before tax amounted to R656 million (US$92 million) compared to R2,139 million (US$213 million) for the same period last year.

Net earnings reduced from R1,359 million (US$135 million) in the six months to December 2002 to R699 million (US$98 million) for the current six months.

Detailed and Operational Review

Group overview

Attributable gold production for the December 2003 quarter improved to 1,045,000 ounces when compared to the September 2003 quarter. Approximately one third of this production is attributable to the international operations. As expected last quarter, production from the Australian operations increased 10 per cent to 190,000 ounces this quarter. This was as a result of an increase in tons throughput at St Ives and improved grades and mining mix at Agnew. The increase at St Ives is largely due to increased volumes from the low grade toll milling campaign aimed at boosting cash flows. Operating profit from the Australian operations increased 38 per cent to R165 million (US$34 million) for the quarter. The Ghanaian operations showed an increase in gold production of 1 per cent to 219,300 ounces due to an increase in tons treated at Damang. Ghana contributed operating profit of R243 million (US$36 million), a 4 per cent increase on the previous quarter’s operating profit. At the South African operations production was 2 per cent lower at 698,000 ounces. An increase of 1 per cent in production at both Beatrix and Kloof was offset by a 6 per cent decrease at Driefontein due to recent fires in the high grade areas.

Operating profit at the South African operations decreased from R216 million (US$29 million) to R137 million (US$21 million) mainly as a consequence of the lower production and lower gold price. The

Q2F2004	2

international operations contributed R262 million (US$38 million) of the total net operating profit compared to R217 million (US$29 million) last quarter.

Earnings in Australia amounted to R136 million (US$20 million), up from R55 million (US$7 million) in the previous quarter. Excluding the gains on financial instruments and foreign debt net of cash this quarter’s earnings amounted to R43 million (US$6 million) compared to R9 million (US$1 million) last quarter.

Group ore milled increased from 11.50 million tons to 11.64 million tons due to an increase in surface tons mainly at St Ives, due to the toll milling campaign, and Damang. The overall yield remained unchanged at 3.0 grams per ton in line with the September 2003 quarter. Total cash costs in rand terms decreased to R66,991 per kilogram from R67,566 per kilogram achieved last quarter as a result of the increased production and stronger rand. In US dollar terms, total cash costs increased from US$282 per ounce to US$308 per ounce mainly due to the stronger South African rand. Operating cost per ton at R202 improved from R204 last quarter, the increase in operating costs being offset by the increase in tons milled.

South African Operations

DRIEFONTEIN

		December 2003	September 2003
Gold produced	- 000'ozs	272.3	289.0
Total cash costs	- R/kg	73,126	67,835
	- US$/oz	336	284

Production at Driefontein decreased 6 per cent to 272,300 ounces. This was due to a decrease in underground tonnage and yield when compared to the previous quarter. These decreases were due to fires, which affected output at 4W, 5W, 6W, 7W and 2E shafts. The fires necessitated additional costs to open up new mining areas and the replacement of underground ore with low grade surface material. Underground tonnage therefore decreased to 950,000 tons from 994,000 tons, while overall tonnage decreased to 1,558,000 tons from the 1,603,000 tons achieved last quarter. The increased proportion of surface to underground ore treated resulted in the combined yield decreasing from 5.6 grams per ton last quarter to 5.4 grams per ton this quarter.

Total cash costs increased by 8 per cent in rand terms to R73,126 per kilogram from R67,835 per kilogram last quarter, mainly due to the effect of the fires. In US dollar terms total cash costs increased from US$284 per ounce to US$336 per ounce quarter on quarter as a result of the stronger rand, allied with the lower production. Operating profit thus declined from R133 million (US$18 million) in the September quarter to R68 million (US$11 million) in the current quarter. Capital expenditure was virtually unchanged at R82 million (US$13 million) for the quarter compared to R88 million (US$12 million) in the previous quarter, but will be lower over the remainder of the year as funding requirements for the major projects i.e. 5E and 1 Tertiary shaft reduce and with the mill upgrades being completed. Despite some teething problems on commissioning, the Driefontein 1 plant mill installation achieved design throughput towards the end of the December quarter.

Following the fires production will continue to be affected into the March quarter, but despite this and the Christmas break, a small increase in production can be expected in the forthcoming quarter at similar cash cost levels.

KLOOF

		December 2003	September 2003
Gold produced	- 000'ozs	265.1	262.4
Total cash costs	- R/kg	75,849	76,614
	- US$/oz	349	320

Gold production at Kloof was 265,100 ounces, which was 1 per cent higher than the previous quarter. This was due to higher underground grades, which offset the lower underground mill tonnage as a result of the cessation of operations at 9 shaft. Underground and surface tonnage was 921,000 tons and 363,000 tons respectively compared to 969,000 tons underground and 278,000 surface tons last quarter. Surface yield reduced from 1.0 gram per ton to 0.8 grams per ton offset by an increase in surface tonnage. The combined yield decreased marginally from 6.5 grams per ton to 6.4 grams per ton, due to the increase in surface tonnage. The 9 shaft marginal mining and development project has now been put on care and maintenance and the shaft has been restructured as a pumping facility only.

Total cash costs decreased by 1 per cent in rand terms to R75,849 per kilogram, but increased by 9 per cent in US dollar terms, from US$320 per ounce to US$349 per ounce due to the strengthening of the rand compared to the previous quarter. Revenue from the increase in gold output was offset by the lower rand gold price received and a small increase in costs was incurred, mainly due to the restructuring of 9 shaft. Operating profit reduced by 9 per cent quarter on quarter in rand terms from R55 million (US$7 million) to R50 million (US$7 million). Capital expenditure decreased from R124 million (US$17 million) to R87 million (US$14 million) this quarter. This level of expenditure is expected to be maintained in the March quarter.

All areas being mined below or close to prevailing pay limits have been closely scrutinised during the quarter. In response, crew moves have taken place at all shafts to higher-grade panels, high-grade pillars or other gold winning operations. The pillar extraction programme continues to gain momentum as opportunities are better defined and opening up and equipping schedules are profiled. The old gold winning programme will continue to receive the necessary focus.

As a result of the Christmas and New Year closure and the traditionally slow January start up, output in the March quarter is expected to be slightly below that achieved in the December quarter.

BEATRIX

		December 2003	September 2003
Gold produced	- 000'ozs	160.8	159.2
Total cash costs	- R/kg	77,005	78,509
	- US$/oz	354	328

Gold production at Beatrix increased marginally to 160,800 ounces from the 159,200 ounces achieved in the previous quarter. This increase was due to an improved underground yield to 4.7 grams per ton from 4.4 grams per ton, which offset the decrease in underground tons. Underground ore milled decreased to 1,000,000 tons this quarter from 1,054,000 last quarter in line with our policy to reduce marginal mining announced last quarter, while surface tons increased 19 per cent from 329,000 tons to 390,000 tons. This increase was partly due to 208,000 tons sent to the neighbouring Joel mine for toll processing, an increase of 20,000 tons when compared to the September quarter. Surface yields decreased from 0.8 grams per ton to 0.7 grams per ton.

Detailed and focused action plans have restored mining mixes at the various shafts as reported in the previous quarter. The holing of a number of raise lines, resolution of logistical and ventilation bottlenecks continue to be addressed in order to improve tonnage throughput. At 2 shaft, grades have recovered to planned levels although volumes are still slightly below plan. Beatrix 4 shaft incurred operating losses of R25 million during the quarter, despite a 6 per cent improvement in gold values. Negotiations to mine additional shifts including holidays and Sundays at the shafts are well advanced. This should allow greater flexibility and an increase in volumes in the next quarter. Exploration drilling on surface and underground has confirmed extension of current facies at existing grades into adjacent areas at 4 shaft.

Total cash costs decreased 2 per cent in rand terms to R77,005 per kilogram and increased to US$354 per ounce from US$328 per ounce last quarter. Operating profit declined from R28 million (US$4 million) to R18 million (US$3 million) quarter on quarter due to the lower gold price. Capital expenditure increased from R77 million (US$11 million) last quarter to R83 million (US$13 million) this quarter, with the commissioning of the Knelson concentrator at 1 plant.

Despite the Christmas/New Year break, production in the March 2004 quarter should not be materially different from the December 2003 quarter.

3	Q2F2004

International Operations

Ghana

TARKWA

		December 2003	September 2003
Gold produced	- 000'ozs	141.8	147.7
Total cash costs	- US$/oz	227	210

Gold production decreased to 141,800 ounces compared to 147,700 ounces in the September quarter. This decrease in gold production is due to a 4 per cent decrease in the volume of ore treated, as yields remained unchanged quarter on quarter. Gold in process release was similar to the previous quarter. Mining and processing volumes declined slightly due to rain interruptions and unscheduled down time due to liner replacements at the north crusher.

For the December quarter operating costs increased marginally to US$30 million. Unit costs increased from US$6.95 per ton treated to US$7.76 per ton mainly attributable to an increase in the stripping ratio, an 8 per cent increase in diesel costs, charges associated with mobilising additional haul trucks to the site and the cost of the maintenance referred to earlier. The effect of the additional trucks is expected to be seen in the March quarter, with a planned increase in mining volumes. This increase in operating expenditure coupled with the slightly lower gold production led to an 8 per cent increase in total cash costs to US$227 per ounce. Tarkwa contributed US$23 million (R156 million) to operating profit, an increase of 4 per cent quarter on quarter.

The Tarkwa plant construction and owner mining projects are well underway and on schedule. This is the primary reason for the significant increase in capital expenditure this quarter to US$28 million (R189 million) from US$11 million (R81 million) in the September quarter.

In the March quarter gold production is expected to be relatively stable subject to gold in process movements, which remain difficult to predict. Total cash costs are expected to remain close to current levels, as the effect of a planned increase in stripping ratio from 2.2 in the quarter to 2.8 in the coming period will offset the effect of the one off charges referred to earlier. In the longer term costs are expected to return closer to historic levels of around US$210 per ounce.

DAMANG

		December 2003	September 2003
Gold produced	- 000'ozs	77.5	70.1
Total cash costs	- US$/oz	236	232

At Damang, production increased 10 per cent to 77,500 ounces due to an increase in mill throughput, from 1,186,000 tons to 1,358,000 tons. The increase in milled volume against the previous quarter is due to the extended mill shut down, which occurred in July and ongoing optimisation of the mill set up and feedblend. Both gold production and mill throughput represent record levels for this mine. Yield was maintained at 1.8 grams per ton.

Total cash costs increased from US$232 per ounce to US$236 per ounce quarter on quarter. The increase in unit cash costs occurred despite a decrease in unit operating costs from US$13.5 per ton to US$12.2 per ton treated. The increase in cash costs was due to the inclusion of a US$1.2 million gold in process charge this quarter, reflecting the ongoing movement in high value ores through the stockpiles compared to the inclusion of a US$0.1 million gold in process credit in the September quarter. The increase in stockpile utilisation reflects the decline in availability of higher grade ores in the Damang pit complex due to the maturity of that pit and the effect of heavy rain on mining during the quarter. The net result was an increase in operating profit of 37 per cent to US$13 million (R87 million).

Exploration to increase the current ore reserve continues and US$1 million (R6 million) was included in costs during the quarter. Capital expenditure once again was negligible.

Production should be marginally lower in the March 2004 quarter with slightly lower tons and yields. Total cash costs should remain at current levels.

Australia

ST IVES

		December 2003	September 2003
Gold produced	- 000'ozs	140.1	127.0
Total cash costs	- A$/oz	395	412
	- US$/oz	280	271

Gold production at St Ives was 140,100 ounces, an increase of 10 per cent when compared to the September quarter’s production of 127,000 ounces. This increase was due to a 9 per cent increase in tons treated, from 1,688,000 tons last quarter to 1,845,000 tons this quarter. This increase in treatment volumes was mainly due to an increase in the toll treatment program to 409,000 tons, producing approximately 30,000 ounces.

Ore production from underground increased by 5 per cent with an ongoing build up of production from the Argo and Leviathan underground operations, offsetting a marginal decline in performance at Junction underground, following continuation of operating difficulties there.

Operating costs at A$56 million (R273 million, US$40 million) were 11 per cent above the previous quarter due to costs associated with toll treatment and an increase in ore mined from underground and surface. Total cash costs were A$395 per ounce (US$280 per ounce) for the December quarter compared to A$412 per ounce (US$271 per ounce) in the September quarter. The decrease in total cash costs largely reflects the inclusion of a A$3 million credit to operating costs reflecting capital expenditure previously charged to operating costs for build up of operations on the new underground mines. St Ives contributed A$21 million (R104 million, US$15 million) to operating profit compared to A$16 million (R79 million, US$11 million) in the previous quarter. The gold price achieved of A$551 per ounce was similar to the September quarter. Capital expenditure reduced to A$21 million (R107 million, US$16 million) in the December quarter from A$26 million (R126 million, US$18 million) in the September quarter due to the near completion of the Mars pit establishment costs.

Gold production and total cash costs should remain close to current levels in the coming quarter.

AGNEW

		December 2003	September 2003
Gold produced	- 000'ozs	50.1	45.9
Total cash costs	- A$/oz	296	372
	- US$/oz	210	245

Gold production at Agnew increased 9 per cent quarter on quarter to 50,100 ounces. This reflects a 16 per cent increase in head grade, offset by an 8 per cent planned reduction in mill throughput. The higher head grade is due to a 10 per cent increase in delivery of high grade ores from the Kim and Deliverer operations, displacing low grade stockpiled ores. With the increase in head grade, mill throughput has been reduced to optimise gold recovery and increase the operating margin.

The mine reported a significant decrease in total cash costs in Australian dollars from A$372 per ounce (US$245 per ounce) last quarter, to this quarter’s A$296 per ounce (US$210 per ounce). This reduction in unit costs reflects not only the effect of the higher gold production but also a reduction in expenditure on development at the Deliverer mine.

The contribution to operating profit from Agnew was A$13 million (R61 million, US$9 million) compared to A$8 million (R41 million and US$6) last quarter. Capital expenditure was little changed at A$7 million (R33 million, US$5 million) as exploration and development of the underground operations at Waroonga continued.

Agnew performed above expectations once again and it is unlikely that this level of production and profitability can be maintained. Thus production next quarter is forecast close to the average of the last two quarters.

Q2F2004	4

Capital and development projects

ST IVES EXPANSION PROJECT

As previously announced, a decision was taken during the quarter to proceed with this project, which involves the construction of a new 4.5mtpa mill and CIP facility, along with associated infrastructure. This plant will replace the existing 3.1mtpa mill. The project entails a total investment of some A$125 million and is expected to be completed by the end of December 2004.

By the end of the quarter the execution team had been mobilised, initial site preparation was underway, and detailed engineering had commenced.

TARKWA EXPANSION PROJECT

New Mill Project

During the December 2003 quarter construction of the new 4.2mtpa mill at Tarkwa advanced significantly. The majority of site earthworks were completed, while erection activities had commenced, beginning with the CIL tanks. Construction of the tailings storage facility has also commenced.

The mill remains on track for commissioning in the quarter ended December 2004. The project remains within the US$85 million budget save for possible currency exposure on the Australian dollar and South African rand, representing up to US$3 to 4 million of overruns.

Conversion to owner mining

Following the decision in the previous quarter to proceed with Caterpillar haul trucks (and support fleet) and Liebherr excavators, orders were finalised in this period for Sandvik-Tamrock rock drills along with various other support equipment and systems. All orders were placed within budget. The first of these new haul trucks are due to arrive in Ghana at the end of January 2004.

Planning for the transition of staff from the current contractor to the mine’s employ is advanced and this transition is expected to commence in the fourth quarter of financial 2004. Design of the fleet workshops and fuel bay were completed in the December 2003 quarter and construction is due to commence in January.

ARCTIC PLATINUM PROJECT

Activity at APP has been focused on the two large tonnage open pittable deposits at Suhanko, namely Kontijarvi and Ahmavaara. During the December 2003 quarter the bulk of the work focused on detailed in-fill exploration, particularly on a recently excavated exposure of the Kontijarvi deposit, which has proven key in advancing the understanding of the geology and grade distribution of these deposits.

A similar exercise will be undertaken on Ahmavaara in the March 2004 quarter, after which a trial mine will be undertaken, aimed at both verifying grade and geological models but also producing a bulk feed for a pilot plant run, planned to be undertaken near the end of the fourth quarter. This trial mine, pilot scale concentrator campaign and the subsequent downstream treatment testwork is the critical path to completion of the feasibility study on this project. It is planned to reach an investment decision by the end of this calendar year.

DAMANG EXPANSION PROJECT

During the December 2003 quarter drilling of both paleoplacer and hydrothermal deposits continued. The highest priority remained developing alternative sources of high grade hydrothermal ores, and drilling targeted the Rex and Amoando deposits which had previously been drilled by Ranger Minerals, the former owners of Damang. By quarter end drilling had been completed and evaluation was underway.

Drilling of the Tomento East paleoplacer deposit was also completed. This target represents the best conglomerate target identified to date at Damang and while encouraging and subject to final interpretation and modelling, is expected only to produce incremental low grade, soft ore feed to the Damang mill. Apart from some follow up in the south extension of the Bonsa forest area, drilling of the conglomerates is now complete at Damang.

Exploration and Corporate Development

CERRO CORONA IN PERU

On 19 December 2003, it was announced that an agreement was reached whereby 92 per cent of the voting shares of Sociedad Minera La Cima S.A., subject to certain conditions, would be acquired from various members of the Gubbins family. Sociedad Minera La Cima, which owns the Cerro Corona Project and other mineral properties in Cajamarca, Peru has been acquired conditional upon approval of the Environmental Impact Study and the issue of construction permits.

The feasibility study suggests that the project has the capacity during phase 1 to produce 147,000 ounces of gold and 65 million pounds of copper per year (280,000 ounces of gold-equivalent), with total operating costs of $212 per ounce of gold equivalent or $0.48 per pound of copper equivalent (using a gold price of $360/oz and a copper price of 80c/lb). A second phase, which could potentially double production, is currently under investigation.

The deposit, which lies within a well endowed trend just to the north of the Yanacocha mine in the Cajamarca district of northern Peru, is well studied and has robust economics.

The remainder of the belt and the district has seen relatively little modern exploration and is thus quite prospective.

This transaction is in line with our strategy of diversifying our geographical, technical and political risk by acquiring and developing long-life, world class assets in all of the major gold provinces of the world. This acquisition will give us our first operational exposure in South America, a base from which we intend to grow in the region.

FURTHER CHINA VENTURES

Gold Fields has entered into a strategic partnership with Chinese company Fujian Zijin Mining Industry (Zijin) to explore for and develop gold mines in China. This complements the exploration joint venture with Sino Mining in the Shandong province of China.

Zijin is one of China’s largest gold producers. The firm’s main asset is the Fujian province-based Zijinshan Gold Mine, China’s biggest gold-producing mine. The company has interests in a number of other gold and base metal projects throughout China, ranging from grass-roots exploration to operating stage.

Shares worth $7.73 million in Zijin have been purchased by Gold fields through its wholly owned subsidiary Orogen Holdings. This is about 5.7 per cent of the float of 27 per cent of the company in the initial public offering of Zijin on the Hong Kong bourse. Now that the shares have been purchased, a joint venture will be established. Initially, Gold Fields would hold 60 per cent of the venture and Zijin 40 per cent of the joint venture. The purpose of the joint venture would be to explore and develop gold properties in China’s Fujian province.

On 16 January 2004 Sino Gold Fields Joint Venture (“SGF”) entered into an exploration alliance and project joint venture agreement in Shandong Province, Peoples Republic of China.

The agreement is with the Shandong provincial Bureau of Geo-Mineral Exploration and Development (“Shandong BGMR”) for a cooperative joint venture to explore the Hei-Shan gold exploration project. This is a greenfields exploration prospect with alteration style lode deposits. Previously tested to a shallow depth, the site has favourable structural settings and is adjacent to similar style deposits that are producing gold at depth beneath an unmineralised portion of over 200 metres. The agreement also covers possible project evaluation and development and an exclusive right to cooperate in three other exploration areas, preserved for 12 months. The cooperative joint venture is held 70 per cent by SGF and 30 per cent by Shandong BGMR, with SGF providing the first phase exploration funding and Shandong BGMR the tenement.

SGF is the 50/50 joint venture between Sino Gold and Gold Fields to identify and acquire exploration properties in Shandong Province, which is China’s richest gold producing province with several two to three million ounce gold deposits. This region is considered to be highly prospective and is a focus for SGF’s activity.

OTHER PROJECTS

Lastly, Gold Fields announced a joint venture option with Bolivar Gold Corporation to earn up to 60 per cent in the Monte Ollasteddu prospect in southeast Sardinia. Bolivar had previously optioned a 70 per cent interest in this project from Gold Mines of Sardinia.

5	Q2F2004

During the quarter, exploration drilling was undertaken on the Arctic Platinum project in Finland, the Bibiani project in Ghana, the Mansounia project in Guinea, the Miyabi project in Tanzania and the Essakane project in Burkina Faso.

Project interests were sold to joint venture partners at the Hereward joint venture in Bulgaria, the Tambor joint venture in Guatemala and the Sanu joint venture in Eritrea. Gold Fields also relinquished its interest in the Capanema project in Brazil.

The company is responding to favourable market conditions for gold by aggressively increasing its exploration program and continuing its search for quality, value adding acquisitions.

Corporate matters

BLACK ECONOMIC EMPOWERMENT TRANSACTION

On 26 November 2003, Gold Fields Limited and Mvelaphanda Resources Limited announced that they had reached agreement in terms of which Mvela Gold, a wholly-owned subsidiary of Mvela Resources, will, subject to the fulfilment of certain conditions precedent acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines for a cash consideration of R4,139 million. This follows an initial joint cautionary announcement dated 10 June 2003, and three subsequent joint cautionary announcements, dated 24 July 2003, 5 September 2003, and 8 October 2003 respectively.

Gold Fields has created a wholly owned subsidiary, GFI Mining South Africa Limited (GFI-SA), which will acquire, prior to the implementation of this transaction, the gold mining assets of Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited as well as ancillary assets. Mvela Gold will, on implementation of the empowerment transaction, advance a loan of R4,139 million to GFI-SA, financed by way of commercial bank debt of approximately R1,349 million, mezzanine finance of R1,100 million and the balance of approximately R1,690 million raised by Mvela Resources through an equity capital raising, which includes R100 million of equity which Gold Fields will subscribe for at the book-build price. At the end of five years the loan will be repaid and Mvela Gold will subscribe for 15 per cent of the share capital of GFI-SA.

Gold Field believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirement of the scorecard attached to the Broad Based Socio-Economic Mining Charter for the South African Mining Industry, and has been undertaken on commercial terms and for fair value so that it will benefit all shareholders.

In terms of the transaction, and in furthering its empowerment objectives, Mvela Gold will have the right to appoint two nominees out of a maximum of seven to the GFI-SA board, and will also be entitled to appoint two members to each of GFI-SA’s Operations Committee and Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.

Mvela Resources has announced that it intends to be a long-term investor in Gold Fields and has accordingly undertaken not to dispose of its empowerment interest for at least five years or until the date on which the loan to GFI-SA becomes repayable. For a period of one year following this, the 15 per cent interest in GFI-SA may, at the option of Mvela Gold or Gold Fields, be exchanged for new ordinary shares in Gold Fields. Furthermore, Mvela Resources has undertaken to facilitate the participation of a broad-based black economic empowerment consortium in the transaction. Such a consortium is expected to comprise community-based development trusts, broad-based empowerment mining companies, and women and youth empowerment groupings. In addition, Mvela Resources has undertaken to issue 7.5 million five-year warrants to a BEE trust, in order to provide assistance for those groupings which lack the resources for equity participation. Each warrant will be convertible into ordinary shares of Mvela Resources at an issue price of R35 at the end of a five year period.

This transaction is subject to certain conditions being met, including approval by the shareholders of both Gold Fields and Mvela Resources of the necessary resolutions. It is anticipated that circulars will be posted to shareholders during February 2004

Ms. Phumzile Mlambo-Ngcuka, South African Minister of Minerals and Energy, has noted that this transaction reflects recognition by both Gold Fields and Mvela Resources of the need to transform the economy of South Africa and to increase the interests of historically disadvantaged South Africans in traditional mining house ownership structures. Mvela Resources and Gold Fields have gone a long way in ensuring that this transaction encompasses the spirit and the letter of the Mining Charter on a commercially sustainable basis for both companies.

The transaction is expected to be closed during March 2004.

SALE OF DRIEFONTEIN’S 1C11 BLOCK

As previously announced last quarter, Driefontein sold the mining Block 1C11 and associated assets to AngloGold for a cash consideration of R315 million at a profit net of taxation of R240 million. The sale was subject to the suspensive condition that the transaction be approved by the Competition Commission. This condition was unconditionally fulfilled on 21 January 2004. The block is currently being transferred to AngloGold after which the transfer of funds will occur in due course.

INTERNATIONAL PRIVATE PLACEMENT

On 7 November 2003, Gold Fields completed an international private placement of 15 million new ordinary shares for a cash price of US$13 per share (US$195 million).

Gold Fields granted to the underwriters, JP Morgan, an option to purchase an additional 2.25 million shares at the same price (US$29.25 million). This option was exercised on 3 December 2003. The net raising after costs amounted to US$217 million.

As Reserve Bank approval for the money to remain offshore was approved, it will be used to fund a portion of our capital requirements in Ghana and Australia and to actively pursue future offshore growth opportunities.

LEGAL

There have been no further developments to our earlier report in respect of the law suit filed by Zalumzi Singleton Mtwesi (“Mtwesi”) against Gold Fields Limited in the Supreme Court of the State of New York County of New York on 6 May 2003. In summary, Mtwesi and the plaintiffs class demand an order certifying the plaintiffs class and compensatory damages from Gold Fields Limited. The suit has not been served on Gold Fields Limited. If and when service of the suit takes place it will be vigorously contested. Gold Fields Limited will keep shareholders appraised of any future developments in this matter.

DIVIDEND

In line with the Company’s policy of paying out 50 per cent of its earnings, subject to investment opportunities, an interim dividend has been declared payable to all shareholders as follows:

- Interim dividend:	40 SA cents
- Last date to trade cum-dividend:	13 February 2004
- Sterling & US Dollar conversion date:	16 February 2004
- Trading commences ex-dividend:	16 February 2004
- Record date:	20 February 2004
- Payment date:	23 February 2004

Share certificates may not be dematerialised or rematerialised between Monday, 16 February 2004 and Friday, 20 February 2004, both dates inclusive.

Outlook

Gold production is expected to be marginally lower in the March 2004 quarter mainly due to the impact of the traditional Christmas break at the South African operations. In addition, in the event that the gold price remain at current levels i.e. above R90,000 per kilogram and US$400 per ounce, revenue and operating margins should improve.

Basis of accounting

The unaudited results for the quarter and six months have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the December 2003 quarter and six months are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied at the previous year-end.

Q2F2004	6

Income Statement
International Financial Reporting Standards Basis

SA RAND	Quarter			Six months to
(Figures are in millions unless otherwise stated)	December 2003	September 2003	December 2002	December 2003	December 2002
Revenue	2,922.9	2,952.4	3,606.8	5,875.3	7,570.3
Operating costs	2,354.7	2,341.8	2,344.7	4,696.5	4,746.9
Gold inventory change	23.6	40.8	(57.4)	64.4	(73.8)
Operating profit	544.6	569.8	1,319.5	1,114.4	2,897.2
Amortisation and depreciation	307.5	298.8	351.3	606.3	693.2
Net operating profit	237.1	271.0	968.2	508.1	2,204.0
Finance income/(cost)	44.9	21.9	86.7	66.8	47.9
- Net interest and investment income/(cost)	(15.2)	20.8	54.9	5.6	87.9
- Exchange gains/(losses) on foreign debt and cash	60.1	1.1	31.8	61.2	(40.0)
Gain/(loss) on financial instruments	119.5	36.4	166.2	155.9	(35.7)
Other income/(expense)	3.5	12.4	(8.0)	15.9	3.0
Exploration	(35.4)	(55.1)	(34.8)	(90.5)	(80.3)
Profit before taxation and exceptional items	369.6	286.6	1,178.3	656.2	2,138.9
Exceptional gain	31.4	204.5	123.0	235.9	123.0
Profit before taxation	401.0	491.1	1,301.3	892.1	2,261.9
Mining and income taxation	83.6	37.3	449.1	120.9	834.8
- Normal taxation	40.0	47.8	254.6	87.8	543.3
- Deferred taxation	43.6	(10.5)	194.5	33.1	291.5

Profit after taxation	317.4	453.8	852.2	771.2	1,427.1
Minority interest	40.0	32.6	34.9	72.6	68.1

Net earnings	277.4	421.2	817.3	698.6	1,359.0

Exceptional items:
Profit on sale of investments	32.3	16.1	-	48.4	-
Sale of mineral rights	-	187.2	-	187.2	-
Disposal of St Helena	-	-	121.7	-	121.7
Other	(0.9)	1.2	1.3	0.3	1.3
Total exceptional items	31.4	204.5	123.0	235.9	123.0
Taxation	(6.9)	52.3	(19.2)	45.4	(19.2)

Net exceptional items after tax	24.5	256.8	103.8	281.3	103.8

Net earnings per share (cents)	57	89	173	146	288
Headline earnings	249.0	164.4	713.5	413.4	1,255.2
Headline earnings per share (cents)	51	35	151	86	266
Diluted earnings per share (cents)	56	89	172	145	286
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	110.4	136.4	573.9	246.8	1,309.0
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	23	29	122	52	278

Gold sold – managedkg	34,451	34,257	35,722	68,708	73,635
Gold price receivedR/kg	84,842	86,184	100,969	85,511	102,808
Total cash costsR/kg	66,991	67,566	61,853	67,277	61,528

7	Q2F2004

Income Statement
International Financial Reporting Standards Basis

US DOLLARS	Quarter			Six months to
(Figures are in millions unless otherwise stated)	December 2003	September 2003	December 2002	December 2003	December 2002
Revenue	430.7	396.8	370.0	827.5	751.8
Operating costs	346.7	314.8	240.0	661.5	471.4
Gold inventory change	3.6	5.5	(5.7)	9.1	(7.3)
Operating profit	80.4	76.5	135.7	156.9	287.7
Amortisation and depreciation	45.2	40.2	35.9	85.4	68.8
Net operating profit	35.2	36.3	99.8	71.5	218.9
Finance income/(cost)	6.4	3.0	8.5	9.4	4.8
- Net interest and investment income/(cost)	(2.0)	2.8	5.5	0.8	8.7
- Exchange gains/(losses) on foreign debt and cash	8.4	0.2	3.0	8.6	(3.9)
Gain/(loss) on financial instruments	17.1	4.9	16.0	22.0	(3.5)
Other income/(expense)	0.5	1.7	(0.8)	2.2	0.3
Exploration	(5.3)	(7.4)	(3.6)	(12.7)	(8.0)
Profit before taxation and exceptional items	53.9	38.5	119.9	92.4	212.5
Exceptional gain	5.7	27.5	12.2	33.2	12.2
Profit before taxation	59.6	66.0	132.1	125.6	224.7
Mining and income taxation	12.1	5.0	45.8	17.1	82.9
- Normal taxation	6.0	6.4	26.2	12.4	54.0
- Deferred taxation	6.1	(1.4)	19.6	4.7	28.9

Profit after taxation	47.5	61.0	86.3	108.5	141.8
Minority interest	5.8	4.4	3.6	10.2	6.8

Net earnings	41.7	56.6	82.7	98.3	135.0

Exceptional items:
Profit on sale of investments	4.6	2.2	-	6.8	-
Sale of mineral rights	-	25.2	-	25.2	-
Disposal of St Helena	-	-	12.1	-	12.1
Other	1.1	0.1	0.1	1.2	0.1
Total exceptional items	5.7	27.5	12.2	33.2	12.2
Taxation	(0.6)	7.0	(1.9)	6.4	(1.9)

Net exceptional items after tax	5.1	34.5	10.3	39.6	10.3

Net earnings per share (cents)	9	12	18	21	29
Headline earnings	36.1	22.1	72.4	58.2	124.7
Headline earnings per share (cents)	7	5	15	12	26
Diluted earnings per share (cents)	8	12	17	20	28
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	16.5	18.3	59.2	34.8	130.0
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	3	4	13	7	28
Exchange rate – SA Rand/US Dollar	6.76	7.44	9.77	7.10	10.07

Gold sold – managedozs (000)	1,108	1,101	1,148	2,209	2,367
Gold price received $/oz	390	360	321	375	318
Total cash costs $/oz	308	282	197	295	190

Q2F2004	8

Balance Sheets
International Financial Reporting Standards Basis

(Figures are in millions)	SA RAND		US DOLLARS
	December 2003	June 2003	December 2003	June 2003
Mining and mineral assets	15,569.9	15,371.3	2,266.4	1,973.2
Non-current assets	289.1	275.0	42.1	35.3
Investments	764.0	512.1	111.2	65.7
Current assets	3,510.2	3,059.5	510.9	392.7
- Other current assets	2,406.2	2,018.7	350.2	259.1
- Net cash and deposits	1,104.0	1,040.8	160.7	133.6
- Gross cash and deposits	2,268.6	1,040.8	324.7	133.6
- Less overdraft	20,133.2	19,217.9	2,930.6	2,466.9
Total assets
Shareholders’ equity	12,978.5	11,295.5	1,889.2	1,450.0
Minority interest	544.5	668.2	79.3	85.8
Deferred taxation	4,273.9	4,279.6	622.1	549.4
Long-term loans	44.8	164.2	6.5	21.1
Environmental rehabilitation provisions	718.5	715.3	104.6	91.8
Post-retirement health care provisions	73.8	90.7	10.7	11.6
Current liabilities	1,499.2	2,004.4	218.2	257.2
- Other current liabilities	1,443.2	1,844.7	210.0	236.7
- Current portion of long-term loans	56.0	159.7	8.2	20.5
Total equity and liabilities	20,133.2	19,217.9	2,930.6	2,466.9
S.A. Rand/U.S. Dollar conversion rate			6.87	7.79

Condensed Statements of Changes in Equity
International Financial Reporting Standards Basis

(Figures are in millions)	SA RAND		US DOLLARS
	December 2003	December 2002	December 2003	December 2002
Balance as at the beginning of the financial year	11,295.5	11,095.8	1,450.0	1,071.0
Currency translation adjustment and other	(245.4)	(573.5)	164.4	116.6
Issue of share capital	9.4	0.8	1.3	0.1
Increase in share premium	1,562.1	15.0	220.0	1.5
Marked to market valuation of listed investments	130.7	146.9	18.4	14.6
Dividends	(472.4)	(1,038.5)	(63.2)	(96.6)
Net earnings	698.6	1,359.0	98.3	135.0
Balance as at the end of December	12,978.5	11,005.5	1,889.2	1,242.2

Reconciliation of Headline Earnings with Net Earnings

(Figures are in millions unless otherwise stated)	SA RAND			US DOLLARS
	December 2003	September 2003	December 2002	December 2003	September 2003	December 2002
Net earnings	277.4	421.2	817.3	41.7	56.6	82.7
Profit on sale of investments	(32.3)	(16.1)	-	(4.6)	(2.2)	-
Taxation effect of profit on sale of investments	6.9	0.4	-	0.6	0.1	-
Profit on disposal of mineral rights and associated assets	-	(187.2)	-	-	(25.2)	-
Taxation effect of profit on disposal of mineral rights and associated assets	-	(53.0)	-	-	(7.1)	-
Disposal of St Helena net of tax	-	-	(102.5)	-	-	(10.2)
Profit on sundry asset sales	(3.0)	(0.9)	(1.3)	(1.6)	(0.1)	(0.1)
Headline earnings	249.0	164.4	713.5	36.1	22.1	72.4
Headline earnings per share – cents	51	35	151	7	5	15
Based on headline earnings as given above divided by 484,511,921 (September 2003 – 472,885,574 and December 2002 – 471,777,323) being the weighted average number of ordinary shares in issue

9	Q2F2004

Cash Flow Statements
International Financial Reporting Standards Basis

SA RAND	Quarter			Six months to
(Figures are in millions)	December 2003	September 2003	December 2002	December 2003	December 2002
Cash flow from operating activities	676.7	31.6	1,340.4	708.3	2,336.1
Profit before tax and exceptional items	369.6	286.6	1,178.3	656.2	2,138.9
Exceptional items	31.4	204.5	123.0	235.9	123.0
Amortisation and depreciation	307.5	298.8	351.3	606.3	693.2
Change in working capital	85.5	(211.2)	142.9	(125.7)	(19.4)
Taxation paid	(50.7)	(303.3)	(41.9)	(354.0)	(528.1)
Other non-cash items	(66.6)	(243.8)	(413.2)	(310.4)	(71.5)
Dividends paid	-	(472.4)	(29.1)	(472.4)	(1,067.6)
Ordinary shareholders	-	(472.4)	-	(472.4)	(1,038.5)
Minority shareholders in subsidiaries	-	-	(29.1)	-	(29.1)
Cash utilised in investing activities	(647.3)	(766.0)	(485.4)	(1,413.3)	(1,060.8)
Capital expenditure – additions	(662.0)	(552.7)	(530.8)	(1,214.7)	(1,088.1)
Capital expenditure – proceeds on disposal	29.5	56.5	0.8	86.0	0.9
Purchase of investments	(57.3)	(280.3)	(61.2)	(337.6)	(74.0)
Proceeds on the disposal of investments/subsidiary	54.2	17.6	120.0	71.8	120.0
Environmental and post-retirement health care payments	(11.7)	(7.1)	(14.2)	(18.8)	(19.6)
Cash flow from financing activities	1,407.3	(61.9)	(229.1)	1,345.4	(205.0)
Loans repaid	(103.2)	(90.6)	(200.5)	(193.8)	(200.5)
Minority shareholder’s loan received/(repaid)	15.7	12.4	(35.5)	28.1	(35.5)
Shares issued	1,494.8	16.3	6.9	1,511.1	31.0
Net cash inflow/(outflow)	1,436.7	(1,268.7)	596.8	168.0	2.7
Translation adjustment	(53.4)	(51.4)	(110.0)	(104.8)	(103.9)
Cash at beginning of period	(279.3)	1,040.8	1,439.1	1,040.8	2,027.1
Cash/(debt) at end of period	1,104.0	(279.3)	1,925.9	1,104.0	1,925.9

US DOLLARS	Quarter			Six months to
(Figures are in millions)	December 2003	September 2003	December 2002	December 2003	December 2002
Cash flow from operating activities	95.5	4.2	136.7	99.7	232.0
Profit before tax and exceptional items	53.9	38.5	119.9	92.4	212.5
Exceptional items	5.7	27.5	12.2	33.2	12.2
Amortisation and depreciation	45.2	40.2	35.9	85.4	68.8
Change in working capital	10.7	(28.4)	13.7	(17.7)	(1.9)
Taxation paid	(9.1)	(40.8)	(4.9)	(49.9)	(52.4)
Other non-cash items	(10.9)	(32.8)	(40.1)	(43.7)	(7.2)
Dividends paid		(63.2)	(2.9)	(63.2)	(99.5)
Ordinary shareholders	-	(63.2)	-	(63.2)	(96.6)
Minority shareholders in subsidiaries	-	-	(2.9)	-	(2.9)
Cash utilised in investing activities	(96.0)	(103.0)	(50.0)	(199.0)	(105.4)
Capital expenditure – additions	(96.8)	(74.3)	(54.4)	(171.1)	(108.1)
Capital expenditure – proceeds on disposal	4.5	7.6	0.1	12.1	0.1
Purchase of investments	(9.8)	(37.7)	(6.2)	(47.5)	(7.4)
Proceeds on the disposal of investments/subsidiary	7.7	2.4	11.9	10.1	11.9
Environmental and post-retirement health care payments	(1.6)	(1.0)	(1.4)	(2.6)	(1.9)
Cash flow from financing activities	198.2	(8.5)	(24.5)	189.7	(22.2)
Loans repaid	(14.6)	(12.4)	(21.5)	(27.0)	(21.5)
Minority shareholder’s loan received/(repaid)	2.2	1.7	(3.8)	3.9	(3.8)
Shares issued	210.6	2.2	0.8	212.8	3.1
Net cash inflow/(outflow)	197.7	(170.5)	59.3	27.2	4.9
Translation adjustment	1.8	(1.9)	22.6	(0.1)	16.8
Cash at beginning of period	(38.8)	133.6	135.5	133.6	195.7
Cash/(debt) at end of period	160.7	(38.8)	217.4	160.7	217.4

Q2F2004	10

Derivatives

Policy

The Group’s policy is to remain unhedged.  However, hedges are sometimes undertaken on a project specific basis as follows:
• to protect cash flows at times of significant expenditure, for specific debt servicing requirements, and
•·to safeguard the viability of higher cost operations.
• Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.  It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39 and accordingly the positions have been marked to market at the quarter and year-end.

On 7 January 2004, Gold Fields Australia entered into equal and opposite transactions regarding the Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million* was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million has already been accounted for up until the end of December 2003. In addition, in order that the Group is able to participate in further Australian dollar appreciation a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a cost of US$8.3 million, which was also deferred to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/AU$. The future US dollar locked-in value and cost of the new structure is depicted in the table below:
*At the end of December the outstanding instruments amounted to US$288 million.  Subsequent to the end of December, an amount of US$13 million matured leaving a balance of US$275 million outstanding on such instruments.

Payment value dates (All figures in US dollars 000's)	Gross Profit	Deferred Cost	Net Future Cashflows
31 March 2004	6,632	217	6,415
30 June 2004	6,433	278	6,155
30 September 2004	11,578	628	10,950
31 December 2004	11,216	676	10,540
31 March 2005	10,911	716	10,195
30 June 2005	10,634	749	9,885
30 September 2005	10,336	776	9,560
30 December 2005	10,074	799	9,275
31 March 2006	9,845	825	9,020
30 June 2006	9,568	848	8,720
29 September 2006	9,331	871	8,460
29 December 2006	9,140	895	8,245
TOTAL	115,698	8,278	107,420
The call options purchased at a cost of US$8.3 million are detailed below:
US DOLLAR / AUSTRALIAN DOLLAR
Year ended 30 June	2004	2005	2006	2007	TOTAL
Australian dollar call options:
Amount (US Dollars)-000's	12,500	87,500	100,000	75,000	275,000
Average strike price (US$/AU$)	0.7670	0.7670	0.7670	0.7670	0.7670

US DOLLAR / RAND
Year ended 30 June	2004	2005	2006	2007	TOTAL
Forward purchases:
Amount (US Dollars)-000's	50,000	-	-	-	50,000
Average rate(ZAR/US$)	8.4264	-	-	-	8.4264
During the quarter, additional forward cover of US$10 million was purchased in respect of the Tarkwa mill and owner mining projects. The total forward purchase of US$50 million matures on 3 June 2004.  The marked to market value of all transactions making up the positions in the above table was a negative R63.8 million (US$9.3 million negative).  The value was based on an exchange rate of ZAR/US$ 6.87 and the prevailing interest rates and volatilities at the time.

11	Q2F2004

Total Cash Costs
Gold Institute Industry Standard

(All figures are in Rand millions unless otherwise stated)			Total Mine Operations	SA OPERATIONS				INTERNATIONAL
				Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia
									Tarkwa	Damang	St Ives	Agnew
Operating costs (1)		December 2003	2,354.7	1,700.2	648.0	651.6	400.6	654.5	206.0	112.6	272.5	63.4
		September 2003	2,341.8	1,685.8	636.1	649.2	400.5	656.0	219.6	119.2	248.6	68.6
		Financial year to date	4,696.5	3,386.0	1,284.1	1,300.8	801.1	1,310.5	425.6	231.8	521.1	132.0
Gold in process and inventory change*		December 2003	21.9	-	-	-	-	21.9	11.9	8.2	(4.7)	6.5
		September 2003	36.4	-	-	-	-	36.4	11.0	(0.5)	12.4	13.5
		Financial year to date	58.3	-	-	-	-	58.3	22.9	7.7	7.7	20.0

Less:	Rehabilitation costs	December 2003	10.0	9.0	2.8	5.4	0.8	1.0	0.1	0.3	0.4	0.2
		September 2003	10.2	9.0	2.8	5.3	0.9	1.2	0.2	0.3	0.5	0.2
		Financial year to date	20.2	18.0	5.6	10.7	1.7	2.2	0.3	0.6	0.9	0.4

	Production taxes	December 2003	8.7	8.7	2.1	4.9	1.7	-	-	-	-	-
		September 2003	7.8	7.8	1.9	4.4	1.5	-	-	-	-	-
		Financial year to date	16.5	16.5	4.0	9.3	3.2	-	-	-	-	-

	General and admin	December 2003	88.4	61.5	25.9	20.9	14.7	26.9	11.5	2.9	10.7	1.8
		September 2003	82.6	53.0	23.6	18.5	10.9	29.6	12.0	3.1	13.1	1.4
		Financial year to date	171.0	114.5	49.5	39.4	25.6	56.5	23.5	6.0	23.8	3.2

Cash operating costs		December 2003	2,269.5	1,621.0	617.2	620.4	383.4	648.5	206.3	117.6	256.7	67.9
		September 2003	2,277.6	1,616.0	607.8	621.0	387.2	661.6	218.4	115.3	247.4	80.5
		Financial year to date	4,547.1	3,237.0	1,225.0	1,241.4	770.6	1,310.1	424.7	232.9	504.1	148.4

Plus:	Production taxes	December 2003	8.7	8.7	2.1	4.9	1.7	-	-	-	-	-
		September 2003	7.8	7.8	1.9	4.4	1.5	-	-	-	-	-
		Financial year to date	16.5	16.5	4.0	9.3	3.2	-	-	-	-	-

	Royalties	December 2003	29.7	-	-	-	-	29.7	11.3	6.3	8.9	3.2
		September 2003	29.2	-	-	-	-	29.2	11.9	5.6	8.6	3.1
		Financial year to date	58.9	-	-	-	-	58.9	23.2	11.9	17.5	6.3

TOTAL CASH COSTS (2)		December 2003	2,307.9	1,629.7	619.3	625.3	385.1	678.2	217.6	123.9	265.6	71.1
		September 2003	2,314.6	1,623.8	609.7	625.4	388.7	690.8	230.3	120.9	256.0	83.6
		Financial year to date	4,622.5	3,253.5	1,229.0	1,250.7	773.8	1,369.0	447.9	244.8	521.6	154.7

Plus:	Amortisation*	December 2003	285.4	137.4	53.5	63.2	20.7	148.0	25.2	12.0	110.8
		September 2003	279.4	137.6	57.1	59.5	21.0	141.8	27.5	14.4	99.9
		Financial year to date	564.8	275.0	110.6	122.7	41.7	289.8	52.7	26.4	210.7

	Rehabilitation	December 2003	10.0	9.0	2.8	5.4	0.8	1.0	0.1	0.3	0.6
		September 2003	10.2	9.0	2.8	5.3	0.9	1.2	0.2	0.3	0.7
		Financial year to date	20.2	18.0	5.6	10.7	1.7	2.2	0.3	0.6	1.3

TOTAL PRODUCTION COSTS (3)		December 2003	2,603.3	1,776.1	675.6	693.9	406.6	827.2	242.9	136.2	448.1
		September 2003	2,604.2	1,770.4	669.6	690.2	410.6	833.8	258.0	135.6	440.2
		Financial year to date	5,207.5	3,546.5	1,345.2	1,384.1	817.2	1,661.0	500.9	271.8	888.3

Gold sold – thousand ounces		December 2003	1,107.6	698.1	272.3	265.1	160.8	409.5	141.8	77.5	140.1	50.1
		September 2003	1,101.4	710.6	289.0	262.4	159.2	390.8	147.7	70.1	127.0	45.9
		Financial year to date	2,209.0	1,408.7	561.3	527.5	320.0	800.3	289.5	147.6	267.2	96.0

TOTAL CASH COSTS – US$/oz		December 2003	308	345	336	349	354	245	227	236	280	210
		September 2003	282	307	284	320	328	238	210	232	271	245
		Financial year to date	295	325	308	334	341	241	218	234	275	227

TOTAL PRODUCTION COSTS - US$/oz		December 2003	348	376	367	387	374	299	253	260	348
		September 2003	318	335	311	353	347	287	235	260	342
		Financial year to date	332	355	338	370	360	292	244	260	344

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

(3) Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.

Average exchange rates are US$1 = R6.76 and US$1 = R7.44 for the December 2003 and September 2003 quarters respectively.

Q2F2004	12

Operating and Financial Results

SA RAND		Total Mine Operations	SA Operations
			Total	Driefontein	Kloof	Beatrix

Operating Results
Ore milled / treated (000 tons)	December 2003	11,640	4,232	1,558	1,284	1,390
	September 2003	11,497	4,233	1,603	1,247	1,383
	Financial year to date	23,137	8,465	3,161	2,531	2,773
Yield (grams per ton)	December 2003	3.0	5.1	5.4	6.4	3.6
	September 2003	3.0	5.2	5.6	6.5	3.6
	Financial year to date	3.0	5.2	5.5	6.5	3.6
Gold produced (kilograms)	December 2003	34,451	21,714	8,469	8,244	5,001
	September 2003	34,257	22,102	8,988	8,163	4,951
	Financial year to date	68,708	43,816	17,457	16,407	9,952
Gold sold (kilograms)	December 2003	34,451	21,714	8,469	8,244	5,001
	September 2003	34,257	22,102	8,988	8,163	4,951
	Financial year to date	68,708	43,816	17,457	16,407	9,952
Gold price received (Rand per kilogram)	December 2003	84,842	84,586	84,579	85,104	83,743
	September 2003	86,184	86,037	85,570	86,243	86,548
	Financial year to date	85,511	85,318	85,089	85,671	85,139
Total cash costs (Rand per kilogram)	December 2003	66,991	75,053	73,126	75,849	77,005
	September 2003	67,566	73,468	67,835	76,614	78,509
	Financial year to date	67,277	74,254	70,402	76,230	77,753
Total production costs (Rand per kilogram)	December 2003	75,565	81,795	79,773	84,170	81,304
	September 2003	76,019	80,101	74,499	84,552	82,933
	Financial year to date	75,792	80,941	77,058	84,360	82,114
Operating costs (Rand per ton)	December 2003	202	402	416	507	288
	September 2003	204	398	397	521	290
	Financial year to date	203	400	406	514	289
Financial Results (Rand million)
Revenue	December 2003	2,922.9	1,836.7	716.3	701.6	418.8
	September 2003	2,952.4	1,901.6	769.1	704.0	428.5
	Financial year to date	5,875.3	3,738.3	1,485.4	1,405.6	847.3
Operating costs	December 2003	2,354.7	1,700.2	648.0	651.6	400.6
	September 2003	2,341.8	1,685.8	636.1	649.2	400.5
	Financial year to date	4,696.5	3,386.0	1,284.1	1,300.8	801.1
Gold inventory change	December 2003	23.6	-	-	-	-
	September 2003	40.8	-	-	-	-
	Financial year to date	64.4	-	-	-	-
Operating profit	December 2003	544.6	136.5	68.3	50.0	18.2
	September 2003	569.8	215.8	133.0	54.8	28.0
	Financial year to date	1,114.4	352.3	201.3	104.8	46.2
Amortisation of mining assets	December 2003	283.8	137.5	53.6	63.2	20.7
	September 2003	275.0	137.6	57.1	59.5	21.0
	Financial year to date	558.8	275.1	110.7	122.7	41.7
Net operating profit	December 2003	260.8	(1.0)	14.7	(13.2)	(2.5)
	September 2003	294.8	78.2	75.9	(4.7)	7.0
	Financial year to date	555.6	77.2	90.6	(17.9)	4.5
Other income/(expenses)	December 2003	120.9	(17.0)	(11.0)	(1.4)	(4.6)
	September 2003	54.8	(10.5)	(6.2)	(4.1)	(0.2)
	Financial year to date	175.7	(27.5)	(17.2)	(5.5)	(4.8)
Profit before taxation	December 2003	381.7	(18.0)	3.7	(14.6)	(7.1)
	September 2003	349.6	67.7	69.7	(8.8)	6.8
	Financial year to date	731.3	49.7	73.4	(23.4)	(0.3)
Mining and income taxation	December 2003	95.4	(22.7)	(4.5)	(15.5)	(2.7)
	September 2003	53.5	(62.2)	(42.1)	(24.0)	3.9
	Financial year to date	148.9	(84.9)	(46.6)	(39.5)	1.2
-Normal taxation	December 2003	34.2	(0.2)	(0.1)	(0.3)	0.2
	September 2003	35.0	1.3	0.6	0.6	0.1
	Financial year to date	69.2	1.1	0.5	0.3	0.3
-Deferred taxation	December 2003	61.2	(22.5)	(4.4)	(15.2)	(2.9)
	September 2003	18.5	(63.5)	(42.7)	(24.6)	3.8
	Financial year to date	79.7	(86.0)	(47.1)	(39.8)	0.9
Exceptional items	December 2003	(0.2)	(2.1)	(1.0)	(1.2)	0.1
	September 2003	188.4	187.2	187.2	-	-
	Financial year to date	188.2	185.1	186.2	(1.2)	0.1
Net earnings	December 2003	286.1	2.6	7.2	(0.3)	(4.3)
	September 2003	484.5	317.1	299.0	15.2	2.9
	Financial year to date	770.6	319.7	306.2	14.9	(1.4)
Capital expenditure (Rand million)	December 2003	586.1	251.9	81.7	87.4	82.8
	September 2003	535.9	288.6	87.9	123.7	77.0
	Financial year to date	1,122.0	540.5	169.6	211.1	159.8
Planned for next six months to June 2004		1,583.6	340.3	89.6	144.9	105.8

13	Q2F2004

Operating and Financial Results

SA RAND		International
		Total	Ghana		Australia #
			Tarkwa	Damang	St Ives	Agnew
Operating Results
Ore milled / treated (000 tons)	December 2003	7,408	3,918	1,358	1,845	287
	September 2003	7,264	4,080	1,186	1,688	310
	Financial year to date	14,672	7,998	2,544	3,533	597
Yield (grams per ton)	December 2003	1.7	1.1	1.8	2.4	5.4
	September 2003	1.7	1.1	1.8	2.3	4.6
	Financial year to date	1.7	1.1	1.8	2.4	5.0
Gold produced (kilograms)	December 2003	12,737	4,409	2,411	4,359	1,558
	September 2003	12,155	4,595	2,181	3,951	1,428
	Financial year to date	24,892	9,004	4,592	8,310	2,986
Gold sold (kilograms)	December 2003	12,737	4,409	2,411	4,359	1,558
	September 2003	12,155	4,595	2,181	3,951	1,428
	Financial year to date	24,892	9,004	4,592	8,310	2,986
Gold price received (Rand per kilogram)	December 2003	85,279	85,076	86,105	84,997	85,366
	September 2003	86,450	86,355	85,878	86,940	86,275
	Financial year to date	85,851	85,729	85,977	85,921	85,800
Total cash costs (Rand per kilogram)	December 2003	53,246	49,354	51,389	60,931	45,635
	September 2003	56,833	50,120	55,433	64,794	58,543
	Financial year to date	54,998	49,745	53,310	62,768	51,808
Total production costs (Rand per kilogram)	December 2003	64,945	55,092	56,491	75,731
	September 2003	68,597	56,148	62,173	81,837
	Financial year to date	66,728	55,631	59,190	78,648
Operating costs (Rand per ton)	December 2003	88	53	83	148	221
	September 2003	90	54	101	147	221
	Financial year to date	89	53	91	147	221
Financial Results (Rand million)
Revenue	December 2003	1,086.2	375.1	207.6	370.5	133.0
	September 2003	1,050.8	396.8	187.3	343.5	123.2
	Financial year to date	2,137.0	771.9	394.9	714.0	256.2
Operating costs	December 2003	654.5	206.0	112.6	272.5	63.4
	September 2003	656.0	219.6	119.2	248.6	68.6
	Financial year to date	1,310.5	425.6	231.8	521.1	132.0
Gold inventory change	December 2003	23.6	12.7	8.2	(5.7)	8.4
	September 2003	40.8	11.9	(0.5)	16.0	13.4
	Financial year to date	64.4	24.6	7.7	10.3	21.8
Operating profit	December 2003	408.1	156.4	86.8	103.7	61.2
	September 2003	354.0	165.3	68.6	78.9	41.2
	Financial year to date	762.1	321.7	155.4	182.6	102.4
Amortisation of mining assets	December 2003	146.3	24.4	12.0	109.9
	September 2003	137.4	26.6	14.4	96.4
	Financial year to date	283.7	51.0	26.4	206.3
Net operating profit	December 2003	261.8	132.0	74.8	55.0
	September 2003	216.6	138.7	54.2	23.7
	Financial year to date	478.4	270.7	129.0	78.7
Other income/(expenses)	December 2003	137.9	1.7	0.3	135.9
	September 2003	65.3	1.4	(0.9)	64.8
	Financial year to date	203.2	3.1	(0.6)	200.7
Profit before taxation	December 2003	399.7	133.7	75.1	190.9
	September 2003	281.9	140.1	53.3	88.5
	Financial year to date	681.6	273.8	128.4	279.4
Mining and income taxation	December 2003	118.1	54.1	7.3	56.7
	September 2003	115.7	56.6	24.0	35.1
	Financial year to date	233.8	110.7	31.3	91.8
-Normal taxation	December 2003	34.4	14.3	8.0	12.1
	September 2003	33.7	15.2	6.8	11.7
	Financial year to date	68.1	29.5	14.8	23.8
-Deferred taxation	December 2003	83.7	39.8	(0.7)	44.6
	September 2003	82.0	41.4	17.2	23.4
	Financial year to date	165.7	81.2	16.5	68.0
Exceptional items	December 2003	1.9	-	-	1.9
	September 2003	1.2	-	-	1.2
	Financial year to date	3.1	-	-	3.1
Net earnings	December 2003	283.5	79.6	67.8	136.1
	September 2003	167.4	83.5	29.3	54.6
	Financial year to date	450.9	163.1	97.1	190.7
Capital expenditure (Rand million)	December 2003	334.2	189.1	5.0	106.6	33.5
	September 2003	247.3	81.0	7.3	125.7	33.3
	Financial year to date	581.5	270.1	12.3	232.3	66.8
Planned for next six months to June 2004		1,243.3	788.6	3.6	382.5	68.6

# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Q2F2004	14

Operating and Financial Results

US DOLLARS		Total Mine Operations	SA Operations
			Total	Driefontein	Kloof	Beatrix

Operating Results
Ore milled / treated (000 tons)	December 2003	11,640	4,232	1,558	1,284	1,390
	September 2003	11,497	4,233	1,603	1,247	1,383
	Financial year to date	23,137	8,465	3,161	2,531	2,773
Yield (ounces per ton)	December 2003	0.095	0.165	0.175	0.206	0.116
	September 2003	0.096	0.168	0.180	0.210	0.115
	Financial year to date	0.095	0.166	0.178	0.208	0.115
Gold produced (000 ounces)	December 2003	1,107.6	698.1	272.3	265.1	160.8
	September 2003	1,101.4	710.6	289.0	262.4	159.2
	Financial year to date	2,209.0	1,408.7	561.3	527.5	320.0
Gold sold (000 ounces)	December 2003	1,107.6	698.1	272.3	265.1	160.8
	September 2003	1,101.4	710.6	289.0	262.4	159.2
	Financial year to date	2,209.0	1,408.7	561.3	527.5	320.0
Gold price received (Dollars per ounce)	December 2003	390	389	389	392	385
	September 2003	360	360	358	361	362
	Financial year to date	375	374	373	375	373
Total cash costs (Dollars per ounce)	December 2003	308	345	336	349	354
	September 2003	282	307	284	320	328
	Financial year to date	295	325	308	334	341
Total production costs (Dollars per ounce)	December 2003	348	376	367	387	374
	September 2003	318	335	311	353	347
	Financial year to date	332	355	338	370	360
Operating costs (Dollars per ton)	December 2003	30	59	62	75	43
	September 2003	27	54	53	70	39
	Financial year to date	29	56	57	72	41
Financial Results ($ million)
Revenue	December 2003	430.7	270.9	105.8	103.4	61.7
	September 2003	396.8	255.6	103.4	94.6	57.6
	Financial year to date	827.5	526.5	209.2	198.0	119.3
Operating costs	December 2003	346.7	250.3	95.4	95.9	59.0
	September 2003	314.8	226.6	85.5	87.3	53.8
	Financial year to date	661.5	476.9	180.9	183.2	112.8
Gold inventory change	December 2003	3.6	-	-	-	-
	September 2003	5.5	-	-	-	-
	Financial year to date	9.1	-	-	-	-
Operating profit	December 2003	80.4	20.7	10.5	7.4	2.7
	September 2003	76.5	29.0	17.9	7.4	3.8
	Financial year to date	156.9	49.6	28.4	14.8	6.5
Amortisation of mining assets	December 2003	41.7	20.3	7.9	9.3	3.1
	September 2003	37.0	18.5	7.7	8.0	2.8
	Financial year to date	78.7	38.7	15.6	17.3	5.9
Net operating profit	December 2003	38.7	0.4	2.6	(1.8)	(0.3)
	September 2003	39.5	10.5	10.2	(0.6)	0.9
	Financial year to date	78.3	10.9	12.8	(2.5)	0.6
Other income/(expenses)	December 2003	17.4	(2.5)	(1.6)	(0.2)	(0.6)
	September 2003	7.4	(1.4)	(0.8)	(0.6)	(0.0)
	Financial year to date	24.7	(3.9)	(2.4)	(0.8)	(0.7)
Profit before taxation	December 2003	56.1	(2.1)	1.0	(2.1)	(1.0)
	September 2003	46.9	9.1	9.4	(1.2)	0.9
	Financial year to date	103.0	7.0	10.3	(3.3)	(0.0)
Mining and income taxation	December 2003	13.8	(3.6)	(0.9)	(2.3)	(0.4)
	September 2003	7.2	(8.4)	(5.7)	(3.2)	0.5
	Financial year to date	21.0	(12.0)	(6.6)	(5.6)	0.2
-Normal taxation	December 2003	5.0	(0.0)	(0.0)	(0.0)	0.0
	September 2003	4.7	0.2	0.1	0.1	0.0
	Financial year to date	9.7	0.2	0.1	0.0	0.0
-Deferred taxation	December 2003	8.7	(3.6)	(0.9)	(2.3)	(0.4)
	September 2003	2.5	(8.5)	(5.7)	(3.3)	0.5
	Financial year to date	11.2	(12.1)	(6.6)	(5.6)	0.1
Exceptional items	December 2003	1.2	0.9	1.1	(0.2)	0.0
	September 2003	25.3	25.2	25.2	-	-
	Financial year to date	26.5	26.1	26.2	(0.2)	0.0
Net earnings	December 2003	43.5	2.5	2.9	0.1	(0.6)
	September 2003	65.0	42.6	40.2	2.0	0.4
	Financial year to date	108.5	45.0	43.1	2.1	(0.2)
Capital expenditure ($ million)	December 2003	88.9	38.6	12.5	13.5	12.6
	September 2003	74.4	40.1	12.2	17.2	10.7
	Financial year to date	163.3	78.7	24.7	30.7	23.3
Planned for next six months to June 2004		230.5	49.5	13.0	21.1	15.4

Average exchange rates are US$1 = R6.76 and US$1 = R7.44 for the December 2003 and September 2003 quarters respectively. The Australian Dollar exchange rates were AU$1 = R4.80 and AU$1 = R4.89 for the December 2003 and September 2003 quarters respectively.

Figures may not add as they are rounded independently.

15	Q2F2004

Operating and Financial Results

US DOLLARS		International					Australian Dollars
		Total	Ghana		Australia #		Australia #
			Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew
Operating Results
Ore milled / treated (000 tons)	December 2003	7,408	3,918	1,358	1,845	287	1,845	287
	September 2003	7,264	4,080	1,186	1,688	310	1,688	310
	Financial year to date	14,672	7,998	2,544	3,533	597	3,533	597
Yield (ounces per ton)	December 2003	0.055	0.036	0.057	0.076	0.175	0.076	0.175
	September 2003	0.054	0.036	0.059	0.075	0.148	0.075	0.148
	Financial year to date	0.055	0.036	0.058	0.076	0.161	0.076	0.161
Gold produced (000 ounces)	December 2003	409.5	141.8	77.5	140.1	50.1	140.1	50.1
	September 2003	390.8	147.7	70.1	127.0	45.9	127.0	45.9
	Financial year to date	800.3	289.5	147.6	267.2	96.0	267.2	96.0
Gold sold (000 ounces)	December 2003	409.5	141.8	77.5	140.1	50.1	140.1	50.1
	September 2003	390.8	147.7	70.1	127.0	45.9	127.0	45.9
	Financial year to date	800.3	289.5	147.6	267.2	96.0	267.2	96.0
Gold price received (Dollars per ounce)	December 2003	392	391	396	391	393	551	553
	September 2003	361	361	359	363	361	553	549
	Financial year to date	376	376	377	376	376	550	549
Total cash costs (Dollars per ounce)	December 2003	245	227	236	280	210	395	296
	September 2003	238	210	232	271	245	412	372
	Financial year to date	241	218	234	275	227	402	332
Total production costs (Dollars per ounce)	December 2003	299	253	260	348		491
	September 2003	287	235	260	342		521
	Financial year to date	292	244	260	344		503
Operating costs (Dollars per ton)	December 2003	13	8	12	22	33	31	46
	September 2003	12	7	14	20	30	30	45
	Financial year to date	13	7	13	21	31	30	45
Financial Results ($ million)
Revenue	December 2003	159.7	55.4	30.4	54.4	19.5	76.7	27.5
	September 2003	141.2	53.3	25.2	46.2	16.6	70.2	25.2
	Financial year to date	301.0	108.7	55.6	100.6	36.1	146.9	52.7
Operating costs	December 2003	96.4	30.4	16.6	40.0	9.4	56.4	13.1
	September 2003	88.2	29.5	16.0	33.4	9.2	50.8	14.0
	Financial year to date	184.6	59.9	32.6	73.4	18.6	107.2	27.2
Gold inventory change	December 2003	3.6	1.9	1.2	(0.7)	1.3	(1.2)	1.8
	September 2003	5.5	1.6	(0.1)	2.2	1.8	3.3	2.7
	Financial year to date	9.1	3.5	1.1	1.5	3.1	2.1	4.5
Operating profit	December 2003	59.8	23.1	12.7	15.1	8.9	21.4	12.6
	September 2003	47.6	22.2	9.2	10.6	5.5	16.1	8.4
	Financial year to date	107.3	45.3	21.9	25.7	14.4	37.6	21.1
Amortisation of mining assets	December 2003	21.5	3.6	1.8	16.1		22.7
	September 2003	18.5	3.6	1.9	13.0		19.7
	Financial year to date	40.0	7.2	3.7	29.1		42.4
Net operating profit	December 2003	38.3	19.5	10.9	7.9		11.3
	September 2003	29.1	18.6	7.3	3.2		4.8
	Financial year to date	67.4	38.1	18.2	11.1		16.2
Other income/(expenses)	December 2003	19.8	0.2	0.0	19.6		28.0
	September 2003	8.8	0.2	(0.1)	8.7		13.3
	Financial year to date	28.6	0.4	(0.1)	28.3		41.3
Profit before taxation	December 2003	58.1	19.7	10.9	27.5		39.3
	September 2003	37.9	18.8	7.2	11.9		18.1
	Financial year to date	96.0	38.6	18.1	39.4		57.5
Mining and income taxation	December 2003	17.4	8.0	1.2	8.2		11.7
	September 2003	15.6	7.6	3.2	4.7		7.2
	Financial year to date	32.9	15.6	4.4	12.9		18.9
-Normal taxation	December 2003	5.1	2.1	1.2	1.8		2.5
	September 2003	4.5	2.0	0.9	1.6		2.4
	Financial year to date	9.6	4.2	2.1	3.4		4.9
-Deferred taxation	December 2003	12.3	5.9	0.0	6.4		9.2
	September 2003	11.0	5.6	2.3	3.1		4.8
	Financial year to date	23.3	11.4	2.3	9.6		14.0
Exceptional items	December 2003	0.3	-	-	0.3		0.4
	September 2003	0.2	-	-	0.2		0.2
	Financial year to date	0.4	-	-	0.4		0.6
Net earnings	December 2003	41.0	11.7	9.7	19.5		28.0
	September 2003	22.5	11.2	3.9	7.3		11.2
	Financial year to date	63.5	23.0	13.7	26.9		39.2
Capital expenditure ($ million)	December 2003	50.3	28.1	0.8	16.4	5.1	20.5	6.5
	September 2003	34.3	11.3	1.0	17.5	4.6	25.6	6.8
	Financial year to date	84.6	39.3	1.8	33.8	9.7	46.1	13.3
Planned for next six months to June 2004		181.0	114.8	0.5	55.7	10.0	75.9	13.6

Average exchange rates are US$1 = R6.76 and US$1 = R7.44 for the December 2003 and September 2003 quarters respectively. The Australian Dollar exchange rates were AU$1 = R4.80 and AU$1 = R4.89 for the December 2003 and September 2003 quarters respectively.

# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Q2F2004	16

Underground and Surface
SA Rand and Metric Units

Operating Results		Total Mine Operations	SA OPERATIONS				INTERNATIONAL
			Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia
								Tarkwa	Damang	St Ives	Agnew
Ore milled / treated (000 ton)
- underground	December 2003	3,306	2,871	950	921	1,000	435	-	-	326	109
	September 2003	3,435	3,017	994	969	1,054	418	-	-	323	95
	Financial year to date	6,741	5,888	1,944	1,890	2,054	853	-	-	649	204

- surface	December 2003	8,334	1,361	608	363	390	6,973	3,918	1,358	1,519	178
	September 2003	8,062	1,216	609	278	329	6,846	4,080	1,186	1,365	215
	Financial year to date	16,396	2,577	1,217	641	719	13,819	7,998	2,544	2,884	393

- total	December 2003	11,640	4,232	1,558	1,284	1,390	7,408	3,918	1,358	1,845	287
	September 2003	11,497	4,233	1,603	1,247	1,383	7,264	4,080	1,186	1,688	310
	Financial year to date	23,137	8,465	3,161	2,531	2,773	14,672	7,998	2,544	3,533	597

Yield (grams per ton)
- underground	December 2003	6.8	6.9	7.5	8.6	4.7	6.4	-	-	4.5	11.9
	September 2003	6.8	6.8	8.1	8.1	4.4	6.7	-	-	5.2	11.8
	Financial year to date	6.8	6.9	7.8	8.4	4.6	6.5	-	-	4.8	11.9

- surface	December 2003	1.4	1.4	2.3	0.8	0.7	1.4	1.1	1.8	1.9	1.5
	September 2003	1.3	1.3	1.6	1.0	0.8	1.4	1.1	1.8	1.7	1.4
	Financial year to date	1.4	1.3	1.9	0.9	0.8	1.4	1.1	1.8	1.8	1.4

- combined	December 2003	3.0	5.1	5.4	6.4	3.6	1.7	1.1	1.8	2.4	5.4
	September 2003	3.0	5.2	5.6	6.5	3.6	1.7	1.1	1.8	2.3	4.6
	Financial year to date	3.0	5.2	5.5	6.5	3.6	1.7	1.1	1.8	2.4	5.0

Gold produced (kilograms)
- underground	December 2003	22,529	19,763	7,092	7,958	4,713	2,766	-	-	1,468	1,298
	September 2003	23,377	20,580	8,016	7,880	4,684	2,797	-	-	1,676	1,121
	Financial year to date	45,906	40,343	15,108	15,838	9,397	5,563	-	-	3,144	2,419

- surface	December 2003	11,922	1,951	1,377	286	288	9,971	4,409	2,411	2,891	260
	September 2003	10,880	1,522	972	283	267	9,358	4,595	2,181	2,275	307
	Financial year to date	22,802	3,473	2,349	569	555	19,329	9,004	4,592	5,166	567

- total	December 2003	34,451	21,714	8,469	8,244	5,001	12,737	4,409	2,411	4,359	1,558
	September 2003	34,257	22,102	8,988	8,163	4,951	12,155	4,595	2,181	3,951	1,428
	Financial year to date	68,708	43,816	17,457	16,407	9,952	24,892	9,004	4,592	8,310	2,986

Operating costs (Rand per ton)
- underground	December 2003	539	565	635	685	387	373	-	-	355	428
	September 2003	520	537	606	651	368	399	-	-	364	516
	Financial year to date	530	551	620	668	377	386	-	-	360	469

- surface	December 2003	69	58	74	56	36	71	53	83	103	94
	September 2003	69	54	56	65	40	71	54	101	96	91
	Financial year to date	69	56	65	60	38	71	53	91	100	93

- total	December 2003	202	402	416	507	288	88	53	83	148	221
	September 2003	204	398	397	521	290	90	54	101	147	221
	Financial year to date	203	400	406	514	289	89	53	91	148	221

17	Q2F2004

Development Results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		December 2003 quarter			September 2003 quarter			Year to date F2004
	Reef	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	5,382	970	1,571	5,195	1,149	1,572	10,577	2,119	3,143
Advanced on reef	(m)	765	370	285	855	384	131	1,620	754	416
Sampled	(m)	609	276	234	900	216	114	1,509	492	348
Channel width	(cm)	130	57	104	120	84	97	124	69	102
Average value	–(g/t)	14.9	8.5	20.8	18.0	9.8	31.5	16.7	9.2	24.1
	– (cm.g/t)	1,935	486	2,163	2,167	827	3,044	2,073	636	2,452

Kloof		December 2003 quarter				September 2003 quarter				Year to date F2004
	Reef	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR
Advanced	(m)	14	370	1,894	10,268	-	484	1,760	9,685	14	854	3,654	19,953
Advanced on reef	(m)	14	193	516	1,664	-	200	509	1,814	14	393	1,025	3,478
Sampled	(m)	6	150	378	1,086	-	159	459	1,428	6	309	837	2,514
Channel width	(cm)	46	93	78	92	-	91	69	78	46	92	73	84
Average value	–(g/t)	5.4	15.6	12.5	28.4	-	3.0	13.2	29.8	5.4	9.1	12.8	29.1
	– (cm.g/t)	247	1,442	975	2,621	-	274	906	2,317	247	841	937	2,448

Beatrix		December 2003 quarter		September 2003 quarter		Year to date F2004
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	8,732	2,797	9,232	2,560	17,964	5,357
Advanced on reef	(m)	1,850	699	2,193	677	4,043	1,376
Sampled	(m)	1,719	741	2,355	651	4,074	1,392
Channel width	(cm)	68	141	78	117	74	130
Average value	–(g/t)	13.2	21.0	12.5	15.4	13.1	18.2
	– (cm.g/t)	895	2,972	1,018	1,678	966	2,367

Q2F2004	18

CONTACT DETAILS

CORPORATE OFFICE
Gold Fields Limited 24 St Andrews Road Parktown Johannesburg 2193 Postnet Suite 252 Private Bag x 30500 Houghton 2041 Tel: +27 11 644-2400 Fax: +27 11 484-0626	London Office St James’ Corporate Services Limited 6 St James’ Place London SW1A 1 NP Tel: +944 207 499-3916 Fax: +944 207 491-1989
DIRECTORS
C M T Thompson = (Chairman) A J Wright (Deputy Chairman) I D Cockerill * (Chief Executive Officer) G J Gerwel N J Holland * (Chief Financial Officer) J M McMahon * G R Parker #	R L Pennant-Rea * P J Ryan T M G Sexwale B R van Rooyen C I von Christierson = Canadian * British # USA
COMPANY SECRETARY
C Farrel 24 St Andrews Road Parktown Johannesburg 2193	Postnet Suite 252 Private Bag x 30500 Houghton 2041 Tel: +27 11 644-2406 Fax: +27 11 484-0626
INVESTOR RELATIONS
Willie Jacobsz Tel: +27 11 644-2460
Europe & South Africa Nerina Bodasing Tel: +27 11 644-2630 Fax: +27 11 484-0639 E-mail: investors@goldfields.co.za	North America Cheryl A. Martin Tel: +1 303 796-8683 Fax: +1 303 796-8293 E-mail: camartin@gfexpl.com
TRANSFER OFFICES
Johannesburg Computershare Limited Ground Floor 70 Marshall Street Johannesburg, 2001 P O Box 61051 Marshalltown, 2107 Tel: 27 11 370-5000 Fax: 27 11 370-5271	London Capita Registrars Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU Tel: +944 208 639-2000 Fax: +944 208 658-3430
AMERICAN DEPOSITARY RECEIPT BANKER
United States Bank of New York 101 Barclay Street New York N.Y. 10286 USA Tel: +91 212 815-5133 Fax: +91 212 571-3050	United Kingdom Bank of New York 46 Berkley Street London W1X 6AA Tel: +944 207 322-6341 Fax: +944 207 322-6028

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:     GFI
Issuer code:    GOGOF
ISIN: ZAE 000018123

19	Q2F2004	[LOGO] MOTIV printed by INCE (pty) Ltd

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

By:
Name:	Mr W J Jacobsz
Title:	Senior Vice President: Investor Relations and Corporate Affairs

Date: 2 February 2004